John Hancock Financial Services

197 Clarendon Street, C-1 Boston, Massachusetts 02116 (617) 572-9197 Fax: (617) 572-9161 E-mail: jchoodlet@jhancock.com James C. Hoodlet Vice President and Counsel US Insurance Law

January 10, 2012

Sonny Oh, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re: Amendment to Registration Statement of John Hancock Life Insurance Company

of New York (“Depositor”) and Separate Account B (“Registrant”)

File Nos. 811-8329, 333-151631 CIK No.: 0001043846

(Accession No.: 0001193125-11-306428)

Mr. Oh:

Pursuant to Rule 477(a) under the Securities Act of 1933 (“1933 Act”), the Depositor and the Registrant hereby request withdrawal of Registrant’s Post-Effect Amendment No. 41 under the 1933 Act and amendment No. 4 under the Investment Company Act of 1940, to the above-referenced N-6 registration statement, filed with the Commission as a 485APOS submission on November 10, 2011.

The purpose of the amendment was to add a supplement to the prospectus contained in the registration statement to describe a new Enhanced Cash Value rider, which would have been available as of December 30, 2011. Because the Registrant and Depositor were unable to achieve effectiveness of the amendment by that date, they have determined not to offer the rider or make any changes to the currently-effective Registration Statements at this time.

The Registrant and Depositor confirm that: (i) no securities have been sold in reliance on the amendment or the supplement contained therein; and (ii) no preliminary prospectus disclosure contained in the Post-Effective Amendment has been distributed.

Thank you for your attention to this matter. Please contact me should you have any questions or require additional information.

Sincerely,

/s/ James C. Hoodlet